

Jayesh A. Punater · 2nd

Founder and CEO of Nucleus

New York City Metropolitan Area · 500+ connections ·

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Nucleus Data

Arizona State University

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Gravitas Trends: Jayesh Punater on the future of talent acquisition

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"Talent in the future will be looking for a purposeful, meaningful work experience." ...


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Experience

Founder and CEO

Nucleus Data

Sep 2017 – Present · 3 yrs 8 mos

New York, New York

Mr. Punater is the Founder and CEO of Nucleus, a FinTech studio and venture investment platform. Nucleus invests in start up and advanced stage firms and provides operating capabilities, as well as talent and strategic advice.

Executive Chairman

firstAI

Jan 2018 – May 2018 · 5 mos

New York, New York

firstAI is a Fintech firm that provides valuable insights from unstructured data sources like credit agreements and private company information using proprietary artificial intelligence and machine learning technology.

Linedata

Gravitas

21 yrs 8 mos

Global Head, Gravitas

Jan 2017 – Sep 2017 · 9 mos

New York, New York


THE COO DILEMI

The Gravitas Platform Video

Founder & CEO

Feb 1996 – Jan 2017 · 21 yrs

New York, New York

Mr. Punater founded Gravitas, a leading technology services platform addressing the Asset Management industry. Initially launched from his apartment in 1996, Gravitas evolved to become a full front-to-back outsourcing platform powered by its own proprietary technology servicing hedge funds and asset managers. The firm pioneered the collaborative o …see more

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Manager, Financial Services Group

Digital Network Associates

Feb 1990 – Feb 1996 · 6 yrs 1 mo

Greater New York City Area

Led sales, market, and project management for DNA, formerly one of the fastest growing systems integrator companies that provided technology services to Fortune 2000 firms in the New York area. Helped grow annual firm revenues to $20 million until it was sold in 1997.

Manager, Support Services Group

68000 Inc.
May 1988 – Aug 1989 · 1 yr 4 mos
Carmel, California

Led the support services group for the high-end defense contractor, providing super-charged Apple workstations to the military and other manufacturing firms.

Education

Arizona State University
BSEE, Electrical Engineering
1984 – 1989
Activities and Societies: Arizona Outing Club, MiRF

Greenlawns High School
Computer and Information Sciences and Support Services
1970 – 1982